
Mail Stop 4720

May 17, 2016

Adam Chesnoff
President and Chief Executive Officer
Saban Capital Acquisition Corp.
10100 Santa Monica Boulevard, 26th Floor
Los Angeles, CA 90067

Re: Saban Capital Acquisition Corp.
         Draft Registration Statement on Form S-1
         Submitted April 20, 2016
         CIK No. 0001671854

Dear Mr. Chesnoff:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1.   Your cover page is overly detailed and difficult to read. Please revise and confirm that the cover page will be printed in 10-point type or larger.

2.   To the extent that you include a discussion of the Sponsor's purchase of Class F shares prior to the offering, please revise to discuss the total amount raised in the placement.

Dilution, page 63

3.   Please revise your presentation as follows:

*   Change the amount in the caption, net tangible book value before this offering, to be consistent with the corresponding amounts in your balance sheet. In this regard it is clear that your historical tangible book value is negative.
*   Change the amount in the caption, increase attributable to public shareholders, to be consistent with the net tangible book value before the offering of ($0.001) per share and the pro forma net tangible book value after the offering of $0.82 per share. In this regard, the amounts you present foot to a negative $0.82 not a positive amount.
*   Change the underscore to follow the amount in the caption, decrease attributable to public shares subject to redemption.

Related Party Transactions, page 69

4.   We note your disclosure on pages 70 and 109 that there is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by your sponsor, officers and directors or any of their respective affiliates. We also note that on page 23 you state that reimbursement of out-of-pocket expenses relating to identifying, investigating and completing an initial business combination will not be made from the proceeds of the offering held in the trust account. Please revise your disclosure on page 70 and 109 to clarify that reimbursements will not be made from the trust account.

JOBS Act, page 71

5.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Manner of Conducting Redemptions, page 82

6.   Please revise your disclosure here and on page 19 to discuss the quorum requirement applicable to shareholder meetings called to approve business combinations. Also, explain whether the shares held by your sponsor, directors and officers will count towards this requirement.

Redemption of Public Shares and Liquidation if No Initial Business Combination, page 85

7.   We note your disclosure on page 86 indicating that your sponsor, officers and directors
        have agreed, pursuant to a written agreement, that they will not propose any amendment
        to your amended and restated memorandum and articles of association that would affect
        the substance or timing of your obligation to redeem 100% of your public shares if you
        do not complete your initial business combination within 24 months. Please clarify here,
        and elsewhere in the prospectus as appropriate, whether permitted transferees would be
        subject to the same agreement.

Executive Officer and Director Compensation, page 99

8.   We note your disclosure that your independent directors will review on a quarterly basis
        all payments that were made to your sponsor, officers, directors and their respective
        affiliates. Please reconcile your disclosure here with your disclosure on pages 70 and 109
        that your audit committee will review these reimbursements on a quarterly basis.

Principal Shareholders, page 106

9.   Please revise the security ownership table to identify the natural person or persons with
        voting and dispositive power of the shares owned by Saban Sponsor LLC.

Cayman Islands Taxation, page 128

10.   We note that you have applied for an undertaking from the Governor in Cabinet of the
        Cayman Islands regarding The Tax Concessions Law. Please update your disclosure
        when you have obtained such an undertaking, or revise to indicate that you do not expect
        to obtain such an undertaking prior to the effectiveness of your registration statement.

        You may contact Franklin Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-
3638 if you have questions regarding comments on the financial statements and related matters.
Please contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-6262 with any other
questions.

                                        Sincerely,

                                        /s/ Joseph McCann for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Gregg A. Noel, Esq. - Skadden, Arps, Slate, Meagher & Flom LLP